Atlas Copco

RECEIVED
2005 NOV -3 A 10:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Fi[redacted]
Mail Stop 3-2

05012235

Stockholm, Sweden, October 28, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco comments on the UN's Oil-for-Food Program report
- The Court of Appeal clears Atlas Copco in patent dispute

Atlas Copco AB
Group Communications

Katarina Dahn

PROCESSED
NOV 03 2005
THOMSON FINANCIAL

Sent by DHL 477 9948 390

11/3

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Hans Sandberg, Senior Vice President Legal Counsel
+46 (0)8 743 9041 or +46 (0)703 199041
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco comments on the UN's Oil-for-Food Program report

Stockholm, Sweden, October 28, 2005: The Independent Inquiry Committee released its final report on Program Manipulations within the UN's Oil-for-food Program yesterday. Atlas Copco is one of some 2 200 companies mentioned in the report.

Atlas Copco Airpower in Belgium has been subject to an investigation by the Committee, both in terms of responding to written questions and a meeting with investigators. The processes for the contract handling under the Program, all formally approved by the UN for payment by Letter of Credit, have been explained in detail.

Internal investigations have verified that there were no payments made to the Iraqi Government by Atlas Copco. Atlas Copco has strongly objected to the assumption made by the Committee indicating a responsibility for the activities of the agent in Iraq at the time.

Atlas Copco will continue its investigation of this matter and take this opportunity to stress that payments by Atlas Copco of the nature now in question are in direct conflict with the Atlas Copco Group's written Business Code of Practice, and are never tolerated.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Hans Sandberg, Senior Vice President Legal Council
+46 (0)8 743 9041 or +46 (0)70 319 9041

Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

The Court of Appeal clears Atlas Copco in patent dispute

Stockholm, Sweden, October 28, 2005: Today, the Court of Appeal in Stockholm announced its ruling in the patent dispute between Atlas Copco Rock Drills AB and Sandvik Tamrock Corp., concluding that Atlas Copco has not infringed the patents.

"It is positive that the Court of Appeal has confirmed that we have not made patent infringements," says Hans Sandberg, Senior Vice President, General Counsel, Atlas Copco AB.

Atlas Copco and Sandvik are major competitors and world leaders with their respective ranges of mining equipment. In April 2001, Sandvik filed a complaint based on two alleged patent infringements. One is related to a method of guiding the drilling process, which the Court of Appeal declared invalid. The other concerns how the handling of electronic memories is carried out in modern drill rigs.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Construction and Mining Technique business area develops, manufactures, and markets rock drilling tools, underground rock drilling rigs for tunneling and mining applications, surface drilling rigs, loading equipment, exploration drilling equipment, and construction tools.